Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2016

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. and its subsidiaries (“Cipher” or “the Company") for the period ended September 30, 2016. This document should be read in conjunction with the unaudited interim condensed consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Additional information about the Company, including the Annual Financial Statements and Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html.

The discussion and analysis within this MD&A are as of November 10, 2016. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, there is no certainty that the consideration of strategic alternatives will result in any transaction or alternative being undertaken or pursued, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our ; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form, under “Risk Factors” and elsewhere in our Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2015, and elsewhere in our filings with Canadian and U.S. securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Management Discussion and Analysis | 1

Overview

Cipher (NASDAQ:CPHR; TSX:CPH) is a growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and early to late-stage products. Cipher acquires first-in-class or best-in-class products and transformative compounds that fulfill high unmet medical needs. Our experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners. Cipher is well-capitalized to drive sustained earnings growth by leveraging our proven clinical development capabilities and efficient commercial execution.

Growth Strategy

With a mandate to leverage Cipher’s existing core capabilities, infrastructure and existing product portfolio (led by a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the U.S. and Epuris® in Canada), in fiscal 2014 the Company implemented a three-pronged growth strategy, enabling its transformation from a royalty revenue company into a pure play dermatology company and significantly improving its long-term growth opportunities. The three components of the growth strategy are:

•	Building a larger dermatology franchise in Canada through a combination of in-licensing and acquisitions: Acquiring and developing potentially transformative technology that can be commercialized efficiently in North America; and
•	Establishing a commercial operation in the U.S. through M&A and build a leading dermatology franchise in that country.

Cipher completed seven transactions in 2015, acquiring 15 dermatology products, the majority of which are either commercial or late-stage pre-commercial, significantly expanding its product portfolio. These acquisitions support all three components of Cipher’s growth strategy.

The following is a summary of the transactions completed in 2015 and 2016:

•	acquired seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc. ("Melanovus"), including the related intellectual property from The Penn State Research Foundation
•	licensed the Canadian commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo
•	licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma (“Can-Fite”) for moderate to severe plaque psoriasis and rheumatoid arthritis
•	acquired the worldwide rights to three products from Astion Pharma, a Denmark-based specialty pharmaceutical. The three products, Dermadexin™, Pruridexin™, and ASF-1096, strengthened Cipher’s dermatology product pipeline and, if approved, would present a sizable market opportunity
•	acquired the Canadian distribution rights to Vaniqa® and Actikerall® from Almirall S.A. Both products had already been approved by Health Canada. Cipher began marketing Vaniqa in Canada in May 2015 and Actikerall was launched in February 2016
•	in April 2015, we delivered on our strategic priority of establishing U.S. commercial sales and marketing capabilities through the acquisition of Innocutis Holdings, LLC (“Innocutis”). Innocutis has nine branded dermatology products, led by Sitavig, a breakthrough treatment for cold sores. Cipher plans to leverage the U.S. sales platform to launch its other products into the U.S. market. In January 2016 Bionect Foam in the U.S., was launched.
•	in May 2016, Cipher licensed the worldwide rights to develop, market and sell an investigational tattoo removal cream from Dalhousie University. The product candidate is currently at the pre-clinical stage of development

Looking ahead, we plan to continue our focus on investing in the short-term to maximise the potential of our existing products, while at the same time, identifying opportunities to acquire additional late-stage dermatology products to further strengthen our existing product portfolio. We will also continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets, where economically viable.

Athyrium Debt Facility

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of $100 million in aggregate principal amount of Senior Secured Notes due in 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company has drawn $40 million, which was used to fund the majority of the purchase price for Innocutis and the balance of the Notes expired on June 30, 2016. As a result of the expiry of the Notes, the Company wrote off debt issuance costs in the amount of $1.8 million in Q2 2016. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature five years from the date of issuance, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company, subject to certain exceptions. Upon repayment of the principal in part or in full, a 5% borrowing fee is assessed and payable. The Notes have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. As at September 30, 2016 the Company is in compliance with all covenants.

2 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

In connection with the offering, Cipher issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at $9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to U.S. dollars) and expire seven years following issuance.

Commercial Products

Canada

Epuris® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include North and South America, and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2015 was CDN$17.5 million, an increase of 6.5% over 2014. In Q3 2016, isotretinoin prescriptions in Canada increased by 7.2% compared to Q3 2015.

For the nine months ended September 30, 2016, Epuris prescriptions grew by 50% over the same period last year. Epuris continued to grow its market share 2016, achieving a prescription market share of 25% in September 2016 (source: IMS) compared with 20% in September 2015.

BeteflamTM Patch

In 2012, Cipher obtained the exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). The Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows, based on feedback from Canadian dermatologists. The efficacy and safety of the product has been established in two successful European Phase III trials and one successful Phase IV trial conducted by IBSA. The Beteflam patch is currently marketed in several European countries. Beteflam was launched in Canada in April 2016.

Actikerall®

Actikerall™ (0.5% fluorouracil and 10% salicylic acid) is indicated for the topical treatment of slightly palpable and/or moderately thick hyperkeratotic actinic keratosis (Grade I/II) of the face, forehead, and balding scalp in immunocompetent adult patients. Actinic keratosis, also known as solar keratosis, is a skin condition caused by exposure to ultraviolet radiation. Cipher acquired Actikerall™ from Almirall S.A. (Almirall) in May 2015 and the product was launched in Canada in February 2016 and has obtained approximately 3% of the actinic keratosis market as at September 30, 2016 based on IMS.

VANIQA®

VANIQA is a prescription cream clinically proven to reduce the growth of unwanted facial hair in women. VANIQA cream is an enzyme inhibitor and works by blocking an enzyme necessary for hair to grow. The product was approved by Health Canada in May 2001. Cipher acquired Vaniqa™ from Almirall in May 2015 and launched the product in Canada in the same month. Vaniqa prescriptions have been stable year-to-date compared to the same period last year (source: IMS).

Management Discussion and Analysis | 3

United States

Cipher acquired Innocutis on April 13, 2015. All financial information for the nine months ended September 30, 2015 includes the results of the U.S. operations starting April 13, 2015.

SITAVIG®

Sitavig, which was launched in July 2014, is a unique, timed-release, mucoadhesive buccal tablet containing acyclovir indicated for the treatment of recurrent herpes labialis (cold sores) in immunocompetent adults. Administration of a single Sitavig tablet enables the active ingredient to penetrate the surrounding tissues in significantly higher concentrations than is possible through systemic delivery. Sitavig is the only treatment for herpes labialis that is proven to increase the time between oral herpes outbreaks and decrease the number of oral herpes outbreaks.

Cipher is pursuing several strategies to capitalize on this market opportunity and increase market penetration of Sitavig. Currently, approximately 50% of the Sitavig total prescriptions come from dermatology and the product has only been marketed to dermatologists, however, there is also a large non-dermatology component to the herpes labialis market. Total Sitavig prescriptions grew 22% in Q3 2016 versus Q3 2015 (source: IMS & Asembia Speciality Pharmacy Network “ASPN” data).

NUVAIL®

Nuvail is a polymer solution (poly-ureaurethane) indicated for managing the signs and symptoms of nail dystrophy. The product is applied once-daily and dries with a clear matte finish.

The prescription nail dystrophy market is relatively small in the U.S. with $4.3 million in sales in 2015. Nuvail maintained a 62% share of the nail dystrophy market in Q3 2016. Nuvail net revenue was up approximately 50% in Q3 2016 over Q3 2015, although prescriptions decreased by 9% in the same period, reflecting the continued impact of two topical onychomycosis (“OM”) treatments which were launched in late 2014. OM and nail dystrophy are common comorbidities. It appears that these OM treatments are competing with products indicated for nail dystrophy by only addressing the issue of fungus and not nail dystrophy. Cipher will focus on nail dystrophy which is often a pre-cursor to fungus infections. Nail dystrophy is seen in mycotic, psoriatic and brittle nails.  It is estimated that 20% of adults in the U.S. have Brittle Nail Syndrome.

BIONECT®

Bionect is a topical hyaluronic acid (“HA”) indicated for the treatment of signs and symptoms of skin irritation. The topical HA market was approximately $2.8 million in 2015. Bionect maintained 99% share of the topical HA market in Q3 2016. Prescriptions declined by 41% in Q3 2016 versus Q3 2015. To enhance the brand positioning, a new formulation of the product, Bionect Foam, was launched in January 2016.

Royalty Products

Absorica® (CIP-ISOTRETINOIN)

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) a Sun Pharma Company, in Q4 2012 under the trade name Absorica. Absorica has performed well since launch, achieving 18.1% market share by December 2015, based on total isotretinoin prescriptions (source: IMS).

According to IMS, the U.S. isotretinoin market was over $680 million in 2015, an increase of 8.1% over the prior year, with prescriptions growing by 8.6% on a year-over-year basis. Total isotretinoin prescriptions were 13% higher year-over-year. On a quarterly basis, Absorica prescriptions for Q3 2016 were 16% lower than the same period last year (source: IMS) however, prescriptions through non-IMS reporting specialty pharmacies are reflected in the 15% increase in licensing revenue reported in Q3 2016 versus Q3 2015.

Absorica is currently protected by five issued patents which are listed in the FDA's Approved Drug Products List (Orange Book) which expire in September 2021. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008 with a second patent (Patent Number 8,367,102) issued in 2013. A third patent (Patent Number 8,952,064) was issued in February 2015 and the fourth and fifth patents (Patent Numbers 9,078,925 and 9,089,534) were issued in July 2015. The five patents are formulation-related patents describing the product ingredients. There is one additional new Absorica patent application pending with the U.S. Patent and Trademark Office.

In October 2015, the Company, along with Ranbaxy and Galephar, entered into a settlement agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. ("Actavis") that dismissed a patent litigation suit.  As part of the settlement agreement, Cipher, Ranbaxy and Galephar entered into a non-exclusive license agreement with Actavis under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021), or earlier under certain circumstances.

4 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

Lipofen® (CIP-FENOFIBRATE)

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).

According to IMS, the hyperlipidemia market in the U.S. exceeded $12.6 billion in 2015 and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. was $1.0 billion during 2015, down from $1.2 billion in the previous year.

Lipofen was launched in the U.S. market in late 2007. In Q2 2014, Cipher and Kowa agreed to pre-emptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Prescriptions for Lipofen and the authorized generic were down 20% in Q3 2016 versus Q3 2015 reflecting reduced commercial effort by Kowa, however, the product continues to be a steady source of cash flow for Cipher, generating approximately $1.0 million in net revenue per quarter.

ConZip® / Durela® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company and the product was launched in the U.S. in September 2011 under the trade name ConZip. According to IMS, the U.S. market in 2015 for extended release formulations of tramadol exceeded $60 million which represents 1.7% of the total tramadol immediate-release and extended-release prescription market. An authorized generic version of the product was launched by Cipher in the U.S. market in July 2015 through Vertical. Combined prescriptions for ConZip and the authorized generic were up 30% in Q3 2016 versus Q3 2015, generating approximately $0.5 million of net revenue per quarter.

Cipher received Health Canada approval for CIP-TRAMADOL ER in 2011 and completed a Canadian distribution and supply agreement with Medical Futures Inc. (“Medical Futures”). The product was launched in Canada in March 2012 under the trade name Durela. In June 2015, Medical Futures was acquired by Tribute Pharmaceuticals Canada Inc. (“Tribute”) and during the same month POZEN Inc. announced the acquisition of Tribute, which is now complete. Effective February 5, 2016, the new combined company is now named Aralez Pharmaceuticals Inc. According to IMS, the Canadian market for extended-release tramadol was approximately CDN$27 million in 2015, which was unchanged from 2014.

Patents that expire in 2022 have been issued both in the U.S. and Canada for the product.

Cipher, through their licensing partner, Tecnofarma International, launched CIP-TRAMADOL ER in May 2016 in Argentina. This licensing agreement was signed in April 2013 and extends across 18 Latin American countries. Further countries within the territory are expected to commercialize CIP-TRAMADOL ER throughout 2017 and 2018.

Product Pipeline

The Company continues to pursue the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

Ozenoxacin

In 2015, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer International SA (“Ferrer”), a privately-held Spanish pharmaceutical company. During Q3 2015, Ferrer successfully completed the second Phase III clinical trial for Ozenoxacin. In Q3 2016, Cipher’s New Drug Submission for Ozenoxacin was accepted for review by Health Canada. If approved, the Company is targeting a product launch in 2017. Cipher is not responsible for any future development costs, should any be required.

Management Discussion and Analysis | 5

Dermadexin™, Pruridexin™ and ASF-1096

In 2015, Cipher further strengthened its product pipeline by acquiring the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin, Pruridexin, and ASF-1096. Dermadexin and Pruridexin target common, chronic conditions that are insufficiently addressed today. In Q3 2015, Cipher received an Acceptance Review Notification for its 510(k) submissions for both Dermadexin and Pruridexin to the FDA.  Cipher is responding to the FDAs request for more information and clarification.

In April 2016, Cipher received Health Canada approvals (via Natural and Non-Prescription Health Products Directorate “NNHPD”) for DexiDerm SD Cream and DexiDerm AD Cream (also known as Dermadexin and Pruridexin) and expects to launch the products in Canada in the first half of 2017. Dexiderm CD was approved by the NNHPD in August 2016 and Dexiderm Scalp was approved subsequent to September 30, 2016. European approval of Helioclin® Pruritus SD Cream (also known as Pruridexin) was received in March 2016.

Cipher has an orphan drug indication in the EU for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease, discoid lupus erythematosus, with no current cure as well as other potential rare conditions. Cipher is reviewing the drug development program to support the approval of ASF-1096 in the North American and European markets. In June 2016, Cipher entered into a definitive licensing agreement with Edesa Biotech Inc. (“Edesa”), under which Cipher granted Edesa the exclusive worldwide rights to develop, market and sell ASF-1096 for the treatment of anorectal indications. Under the terms of the agreement, Cipher is eligible to receive clinical, regulatory and commercial milestone payments, along with a royalty on net sales.

CF101

In 2015, Cipher in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite for moderate to severe plaque psoriasis and rheumatoid arthritis. CF101 completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Top-line results from the trial were published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, Can-Fite completed a Phase IIb study for CF101 for active rheumatoid arthritis (“RA”), and has now completed the study design for a Phase III program. Can-Fite plans to start enrolling patients into the Phase III RA program and start the psoriasis Phase III program in 2017. The timeline to regulatory submissions to Health Canada will be determined by the successful completion of these registration clinical trial programs. Cipher is not responsible for any of these development costs.

Nanolipolee-007

In 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers, with world-wide rights. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-RAF resistant strains) in-vitro as well as in early in-vivo studies. Cipher is engaged in pre-clinical studies for its oral and IV formulations which may lead to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining six topical and oral skin cancer compounds in the portfolio has not yet been established.

TATTOO REMOVAL CREAM

In May 2016, Cipher licensed the worldwide rights to develop, market and sell an investigational tattoo removal cream from Dalhousie University. The product candidate is currently at the pre-clinical stage of development.

Out-Licensing Activities

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. The registration process is completed for 10 mg, 20 mg and 30 mg strengths and it is expected that Cipher's product will be marketed, in the first half of 2017, under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher achieved a modest regulatory milestone payment in Q3 2015 and is eligible for an additional commercial milestone payment. Cipher will supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

6 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

In 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy India”), a Sun Pharma Company, under which Cipher granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement, Cipher received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy India will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

Litigation

From time to time, during the ordinary course of business, the Company may be threatened with, or may be named as, a defendant in various legal proceedings, including lawsuits based upon product liability, wrongful dismissal, personal injury, breach of contract and lost profits or other consequential damage claims.

Review of Operating Results

Cipher acquired Innocutis on April 13, 2015. All financial information for the nine months ended September 30, 2015 includes the results of the U.S. operations starting April 13, 2015.

Revenue
(IN THOUSANDS OF U.S. DOLLARS)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Licensing revenue	6,811	6,263	20,203	19,326
Product revenue	2,455	2,197	9,855	5,369
Total revenue	9,266	8,460	30,058	24,695

Total revenue for the three and nine months ended September 30, 2016 was $9.3 million and $30.1 million compared to $8.5 million and $24.7 million for the three and nine months ended September 30, 2015.

Licensing Revenue

Licensing revenue increased by 9% to $6.8 million for the three months ended September 30, 2016 compared to $6.3 million for the three months ended September 30, 2015. The majority of the increase in licensing revenue related to Absorica which increased to $5.2 million for the three months ended September 30, 2016 compared to $4.8 million for the three months ended September 30, 2015 and Lipofen and the authorized generic version of Lipofen which increased to $1.2 million for the three months ended September 30, 2016 compared to $1.1 million for the three months ended September 30, 2015. Licensing revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was unchanged at $0.4 million for the three months ended September 30, 2016 and September 30, 2015.

Licensing revenue was $20.2 million for the nine months ended September 30, 2016, a $0.9 million or 5% increase compared to $19.3 million for the nine months ended September 30, 2015. The increase in licensing revenue related to Absorica which increased to $15.5 million for the nine months ended September 30, 2016 compared to $15.0 million for the nine months ended September 30, 2015, and from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) that increased to $1.6 million for the nine months ended September 30, 2016 compared to $1.1 million for the nine months ended September 30, 2015. Cipher’s U.S. partner, Vertical, launched an authorized generic version of the product in mid-2015 which has contributed to the year-over-year growth. Partially offsetting the increase was a decrease in licensing revenue from Lipofen which was $3.1 million for the nine months ended September 30, 2016 compared to $3.2 million for the nine months ended September 30, 2015.

Product Revenue

Product revenue increased to $2.5 million for the three months ended September 30, 2016 compared to $2.2 million for the three months ended September 30, 2015. Product revenue from the U.S. operation for the three months ended September 30, 2016 was $1.5 million a slight decrease from $1.6 million for the three months ended September 30, 2015. Increased net revenue from Sitavig of $0.3 million and Nuvail of $0.2 million was offset by decreases from Bionect of $0.2 million and $0.4 million from the legacy products including Umecta and Innova.

Management Discussion and Analysis | 7

Product revenue from Canadian products for the three months ended September 30, 2016 increased by 67% to $1.0 million compared to $0.6 million for the three months ended September 30, 2015. Canadian product revenue performance was driven primarily by Epuris, which had net sales of $0.9 million during the three months ended September 30, 2016. Vaniqa, Actikerall and Beteflam made up the balance of product revenue. Actikerall and Beteflam were both launched in 2016 in the Canadian market.

Product revenue for the nine months ended September 30, 2016 increased to $9.9 million compared to $5.4 million for the nine months ended September 30, 2015. The growth in the nine months related to the inclusion of the results from Innocutis that was acquired in April 2015 which were $6.8 million for the nine months ended September 30, 2016 compared to $3.3 million for the nine months ended September 30, 2015. Also contributing to the increase was product revenue from Canadian products that increased to $3.0 million for the nine months ended September 30, 2016 compared to $2.1 million the nine months ended September 30, 2015. The growth in the Canadian product revenue related to all products including Beteflam and Actikerall that launched in 2016.

operating Expenses
(IN THOUSANDS OF U.S. DOLLARS)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Research and development	79	119	445	279
Selling and marketing	3,209	2,595	10,511	5,483
General and administrative	4,878	5,737	13,772	12,726
Amortization and impairment of intangible assets	18,744	1,338	21,833	2,695
Impairment of goodwill	2,277	-	2,277	-
Total operating expenses	29,187	9,789	48,838	21,183

Total operating expenses for the three and nine months ended September 30, 2016 were $29.2 million and $48.8 million compared to $9.8 million and $21.2 million for the three and nine months ended September 30, 2015. The significant increase is related to an impairment charge on intangible assets of $17.3 million and on goodwill of $2.3 million.

Research and Development

Research and development (“R&D”) expenses decreased slightly for the three months ended September 30, 2016. R&D expense represents the cost of the Company’s drug development activities. During the three months ended September 30, 2016, the Company has reduced its efforts in R&D to focus on obtaining regulatory approvals for products in the Canadian pipeline.

R&D expenses for the nine months ended September 30, 2016 was $0.4 million compared to $0.3 million for the nine months ended September 30, 2015. R&D expenses related to regulatory submissions for Canadian products.

Selling and Marketing

Selling and marketing expense for the three months ended September 30, 2016 was $3.2 million, an increase of $0.6 million or 24% compared to $2.6 million for three months ended September 30, 2015. Selling and marketing expenses are focused on the Company’s commercial products in the U.S. and Canada. The U.S. based selling and marketing expenses increased to $2.4 million for the three months ended September 30, 2016 compared to $2.0 million in the comparative period. The balance of the increase related to selling and marketing expenses in Canada.

Selling and marketing expenses for the nine months ended September 30, 2016 was $10.5 million, an increase of $5.0 million or 92% compared to $5.5 million for three months ended September 30, 2015. The increase related to higher selling and marketing expenses in the U.S. as the comparative period only included the operations of Innocutis from April 2015 and an increase in Canadian selling and marketing expenses of $0.8 million.

General and Administrative

General and administrative (“G&A”) expense for the three months ended September 30, 2016 was $4.9 million, a decrease of $0.8 million or 15% compared to $5.7 million for the three months ended September 30, 2015. The comparative period included a foreign exchange loss of $1.8 million compared to a nominal amount in the current period. Excluding the impact of foreign exchange, G&A expenses increased to $4.9 million for the three months ended September 30, 2016 compared to $3.9 million for the three months ended September 30, 2015. The increase in G&A expenses related to the ongoing strategic review process.

8 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

G&A expense for the nine months ended September 30, 2016 was $13.8 million, an increase of $1.1 million or 8% compared to $12.7 million the nine months ended September 30, 2015. The comparative period included a foreign exchange loss of $1.1 million compared to a $0.9 million foreign exchange gain in the current period. Excluding the impact of foreign exchange, G&A expenses increased to $14.7 million for the nine months ended September 30, 2016 compared to $11.6 million for the nine months ended September 30, 2015. The increase in G&A expenses reflects the results of the U.S. operations for the full nine months ended September 30, 2016 whereas the comparative period includes the U.S. operations of Innocutis from April 2015. In addition, there were incremental costs associated with integrating U.S. operations and costs primarily related to the ongoing strategic review process.

Amortization and Impairment of Intangible Assets

Amortization and impairment of intangible assets for the three months and nine months ended September 30, 2016 was $18.7 million and $21.8 compared to $1.3 million and $2.7 million for the three and nine months ended September 30, 2015.

Amortization expense related to intangible assets for the three and nine months ended September 30, 2016 was $1.5 million and $4.5 million compared to $1.3 million and $2.7 million for the three and nine months ended September 30, 2015. The increase in amortization expense is primarily a result of the amortization of the intangible assets acquired in the Innocutis acquisition and new product acquisitions.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. The useful lives are assessed periodically and accounted for prospectively if facts and circumstances warrant an adjustment to the useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

As at September 30, 2016, indicators of impairment existed in the Company’s finite lived intangible assets in its U.S. segment. Certain assets were assessed for impairment as they were not meeting expectations. Revised forecasts indicated that these assets would continue to underperform as a result of certain Company initiatives that were unlikely to materialize. As a result of the impairment tests, multiple intangible assets have been written down to their recoverable amounts with a corresponding impairment charge of $17.3 million recorded as an operating expense in the interim consolidated statements of loss and comprehensive loss. No impairment was taken for the comparative period.

Impairment of goodwill

The Company determined that the impairment to the intangible assets was an indicator of impairment to goodwill. Accordingly, the Company performed an impairment test as at September 30, 2016 to assess the recoverable amount of the group of cash generating units (“CGU”) that comprise the U.S. operations. As a result of performing a goodwill impairment test, it was determined that the recoverable amount of the segment was $3.8 million and an impairment charge of $2.3 million was recorded as an operating expense in the interim consolidated statements of loss and comprehensive loss. No impairment was taken for the comparative period.

FINANCE COSTS (recovery)

(IN THOUSANDS OF U.S. DOLLARS)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Interest on senior secured notes	1,858	1,543	6,334	2,511
Change in fair value of derivative financial instrument	(1,122)	(2,116)	(996)	(2,508)
Interest income	(4)	(82)	(52)	(313)
Total finance costs (recovery)	732	(655)	5,286	(310)

Total finance costs were $0.7 million and $5.3 million for the three and nine months ended September 30, 2016 compared to a recovery of $0.7 million and a cost of $0.3 million for the three and nine months ended September 30, 2015. Finance costs include interest on senior secured notes net of the gain from the change in the fair value of warrants and interest income earned on surplus cash balances.

Interest on Senior Secured Notes

For the three months ended September 30, 2016, interest on senior secured notes increased to $1.9 million from $1.5 million for the three months ended September 30, 2015. The interest on senior secured notes included interest expense on the loan and imputed interest. The interest rate on the debt is 10.25%.

Management Discussion and Analysis | 9

For the nine months ended September 30, 2016, interest on senior secured notes increased to $6.3 million from $2.5 million for the nine months ended September 30, 2015. The increase in interest on secured notes includes the write off of debt issuances costs of $1.8 million related to the $60 million of available debt that expired in June 2016. In addition, the comparative period only included interest charges from April 2015 when the debt was acquired.

Change in Fair Value of Derivative Financial Instrument

The gain from the change in the fair value of the warrants was $1.1 million and $1.0 million for the three and nine months ended September 30, 2016 compared to $2.1 million and $2.5 million for the three and nine months ended September 30, 2015. The gain related to the revaluation to fair value of the warrants that were issued to Athyrium. The gain is related to a combination of a decrease in share price and passage of time.

Income Taxes

Income tax expense is recognized based on domestic and international statutory income tax rates in the jurisdictions in which the Company operates. These rates are then adjusted to effective tax rates based on management's estimate of the weighted average annual income tax rate expected for the full year in each jurisdiction taking into account taxable income or loss in each jurisdiction and available utilization of deferred tax assets. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered. The income tax expense relates to a drawdown of the deferred tax asset in connection with the Canadian operations.

LOSS and LOSS per Share

(IN THOUSANDS OF U.S. DOLLARS EXCEPT FOR PER SHARE AND SHARE AMOUNTS)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Loss for the period	(21,788)	(2,216)	(27,853)	(271)
Basic and diluted loss per share	(0.81)	(0.09)	(1.06)	(0.01)

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated taking into account dilutive instruments that are outstanding. For the three and nine months ended September 30, 2016, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share-based compensation.

Net loss for the three months ended September 30, 2016 was $21.8 million, or ($0.81) per basic share, compared to a net loss of $2.2 million or ($0.09) per basic share for the three months ended September 30, 2015.

The weighted average number of shares outstanding for the three months ended September 30, 2016 was 26,799,312 (2015 - 25,977,449). The dilutive weighted average number of shares outstanding for the three months ended September 30, 2016 was 27,495,705 (2015 - 26,353,105).

Net loss for the nine months ended September 30, 2016 was $27.9 million or ($1.06) per basic share compared to a net loss of $0.3 million or ($0.01) for the nine months ended September 30, 2015.

The weighted average number of shares outstanding for the nine months ended September 30, 2016 was 26,160,849 (2015 – 25,912,112). The dilutive weighted average number of shares outstanding for the nine months ended September 30, 2016 was 26,682,408 (2015 - 26,403,925).

ADJUSTED EBITDA

(IN THOUSANDS OF U.S. DOLLARS)

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization,) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation, changes in fair value of derivative financial instruments, impairment of intangible assets and goodwill and foreign exchange gains and losses from the translation of Canadian cash balances.

10 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

Adjusted EBITDA for the three months ended September 30, 2016 was $1.2 million, a decrease of $0.7 million or 38% compared to $1.9 million for the three months ended September 30, 2015.

Adjusted EBITDA for the nine months ended September 30, 2016 was $5.0 million, a decrease of $3.3 million or 40% compared to $8.3 million for the nine months ended September 30, 2015.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated:

	For the three months ended September 30		For the nine months ended September 30,
	2016	2015	2016	2015
Net loss	(21,788)	(2,216)	(27,853)	(271)
Add back:
Depreciation and amortization	1,523	1,360	4,706	2,730
Interest expense	1,858	1,543	6,334	2,511
Income taxes	327	695	949	2,125
EBITDA	(18,080)	1,382	(15,864)	7,095
Change in fair value of derivative	(1,122)	(2,116)	(996)	(2,508)
(Gain) loss from the translation of Canadian cash balances	9	1,932	(55)	2,104
Impairment of intangible assets	17,285	-	17,285	-
Impairment of goodwill	2,277	-	2,277	-
Share-based compensation	842	749	2,385	1,669
Adjusted EBITDA	1,211	1,947	5,032	8,360

Liquidity and Capital Resources

As at September 30, 2016, the Company has cash and cash equivalents of $30.6 million, compared to $27.2 million as at December 31, 2015. During the quarter ended September 30, 2016 the Company generated net cash from operating activities of $2.0 million and $6.5 million for the nine month ended September 30, 2016.

The balance of accounts receivable was $15.9 million at September 30, 2016, compared to $16.3 million as at December 31, 2015.

The balance of accounts payable and accrued liabilities was $13.7 million at September 30, 2016 compared to $13.4 million as at December 31, 2015. The balance of provisions was $5.3 million at September 30, 2016 compared to $4.4 million as at December 31, 2015. The changes in both of these balances reflects normal fluctuations in business operations.

Deferred revenue primarily relates to amounts received in advance of recognition as revenue. The balance of $0.5 million at September 30, 2016 relates primarily to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN distribution and supply agreement, net of revenue recognized to date. The deferred revenue balance at December 31, 2015 was $0.8 million and the decrease relates to revenue recognized during the period.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

The only lease contractual obligations are related to the Company’s office locations and a fleet lease. The lease for the Company’s Canadian premises expires at the end of December 2018. The lease for the Company’s U.S. premises expires in January 2023.

Management Discussion and Analysis | 11

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At September 30, 2016, the Company had 26,292,721 common shares issued and outstanding. Subsequent to quarter-end, 6,835 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 26,299,556 as of the date of this MD&A.

A total of 144,283 stock options were granted during Q3 2016 with a weighted average exercise price of $4.41. For the nine months ended September 30, 2016, a total of 687,740 stock options were granted.

A total of 38,923 Restricted Share Units (“RSUs”) were granted during Q3 2016. For the nine months ended September 30, 2016, a total of 291,814 RSUs were granted.

A total of 15,893 Performance Share Units (“PSUs”) were granted during Q3 2016. For the nine months ended September 30, 2016, a total of 118,367, PSUs were granted.

Share-based compensation expense for the three and nine months ended September 30, 2016 was $0.8 million and $2.4 million, compared to $0.7 million and $1.7 million for the three and nine months ended September 30, 2015. The Company’s long term incentive programs were extended to the new employees who joined following the Innocutis acquisition in Q2 2015.

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

During the quarter, Galephar entered into a contract with another party (the “Assignee”) to assign certain rights relating to CIP-ISOTRETINOIN under the Agreement. The Company is a party to this contract, agreeing to remit revenue on the same terms as the Agreement from licensing and distribution within the U.S. for CIP-ISOTRETOIN directly to the Assignee.

Financial Instruments

At September 30, 2016, financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, senior secured notes and a derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of loss and comprehensive loss and is classified as Level 2 in the fair value hierarchy. Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long-term liability are measured at amortized cost and their fair values approximate carrying values due to their relatively short periods of maturity.

The senior secured notes are measured at amortized cost. At September 30, 2016, the fair value of the senior secured notes approximates their face value of $40.0 million. The fair value is based on cash flows discounted using a rate based on the borrowing rate.

The Company's financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Risk Management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company's overall risk management program and business practices seek to minimize any potential adverse effects on the Company's financial performance.

12 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company's investment policies are designed to mitigate the possibility of a deterioration of principal and enhance the Company's ability to meet its liquidity needs and provide reasonable returns within those parameters. Cash and cash equivalents are on deposit with Canadian and US chartered banks. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts.

The Company has concentration risk, as approximately 69% of total sales came from two customers (wholesalers and licensing partners) and 83% of total accounts receivable came from two customers (wholesalers and licensing partners).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis.

Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company is exposed to currency risk through its net assets denominated in Canadian dollars.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The senior secured notes bears interest at fixed rates and as such are not subject to interest rate cash flow risk resulting from market fluctuations in interest rates.

Risk Factors

Reference is made to the description of risk factors with respect to the Company and its business in the Company’s most recently filed Annual Information Form filed on SEDAR at www.sedar.com and in the corresponding Form 40-F, and to related information in other filings with Canadian and U.S. securities regulatory authorities.

Disclosure Controls and Procedures

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of the end of the period covered by this MD&A and the accompanying condensed interim consolidated financial statements, the Company’s management evaluated the design of its disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external purposes in accordance with IFRS as at September 30, 2016.

Management Discussion and Analysis | 13

Summary of Quarterly Results

Quarterly Statements of LOSS

(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

For the nine-months ended September 30, 2016

	Q1 2016	Q2 2016	Q3 2016	2016 YTD Total
Licensing revenue	5,948	7,444	6,811	20,203
Product revenue	3,147	4,253	2,455	9,855
Cost of products sold	970	1,060	808	2,838
Research and development	153	213	79	445
Selling and marketing	3,807	3,495	3,209	10,511
General and administrative	3,840	5,054	4,878	13,772
Amortization and impairment of intangible assets	1,479	1,610	18,744	21,833
Impairment of goodwill	-	-	2,277	2,277
Interest on senior secured notes	1,333	3,143	1,858	6,334
Change in fair value of warrants	82	44	(1,122)	(996)
Interest income	(37)	(11)	(4)	(52)
Loss before income taxes	(2,532)	(2,911)	(21,461)	(26,904)
Income tax expense	162	460	327	949
Loss for the period	(2,694)	(3,371)	(21,788)	(27,853)
Basic loss per share	(0.10)	(0.13)	(0.81)	(1.06)
Diluted loss per share	(0.10)	(0.13)	(0.81)	(1.06)

For the year ended December 31, 2015

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	2015 Total
Licensing revenue	6,745	6,318	6,263	6,637	25,963
Product revenue	655	2,517	2,197	3,077	8,446
Cost of products sold	187	934	847	557	2,525
Research and development	111	49	119	252	531
Selling and marketing	475	2,413	2,595	3,328	8,811
General and administrative	3,051	3,938	5,737	5,480	18,206
Amortization of intangible assets	136	1,221	1,338	1,709	4,404
Interest on senior secured notes	-	968	1,543	1,313	3,824
Change in fair value of warrants	-	(392)	(2,116)	134	(2,374)
Interest income	(135)	(96)	(82)	(58)	(371)
Income (loss) before income taxes	3,575	(200)	(1,521)	(3,001)	(1,147)
Income tax expense (recovery)	1,072	358	695	(5,041)	(2,916)
Income (loss) for the period	2,503	(558)	(2,216)	2,040	1,769
Foreign currency translation adjustment	(4,688)	-	-	-	(4,688)
Income (loss) and comprehensive income (loss) for the period	(2,185)	(558)	(2,216)	2,040	(2,919)
Basic earnings (loss) per share	0.10	(0.02)	(0.09)	0.08	0.07
Diluted earnings (loss) per share (1)	0.09	(0.02)	(0.09)	0.08	0.07

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year.

14 |        Cipher Pharmaceuticals Inc. 2016 Third Quarter Report

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	6,833	7,553	6,152	6,818	27,356
Product revenue	308	457	470	633	1,868
Cost of product sold	91	137	124	158	510
Research and development	39	(24)	35	60	110
Selling and marketing	465	554	507	543	2,069
General and administrative	1,912	1,839	1,650	2,523	7,924
Amortization of intangible assets	172	173	174	167	686
Interest income	93	111	134	150	488
Income before income taxes	4,555	5,442	4,266	4,150	18,413
Income tax expense (recovery)	1,051	1,311	(3,682)	960	(360)
Income for the period	3,504	4,131	7,948	3,190	18,773
Other comprehensive income (loss)	(1,379)	1,488	(2,421)	(1,847)	(4,159)
Income and other comprehensive income	2,125	5,619	5,527	1,343	14,614
Basic earnings per share (2)	0.14	0.16	0.31	0.12	0.74
Diluted earnings per share	0.13	0.16	0.30	0.12	0.71

(2) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year.

Management Discussion and Analysis | 15